UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ARIES VENTURES INC.

                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    040373102
                                 (CUSIP NUMBER)

                              ROBERT N. WEINGARTEN
                       15760 VENTURA BOULEVARD, SUITE 1020
                                ENCINO, CA 91436
                                 (818) 783-0054

   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                October 20, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

CUSIP NO.   040373102                      PAGE 2 OF 6
          ---------------
 ------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert N. Weingarten - SSN: ###-##-####
 ------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                       (b) / /
 ------------------------------------------------------------------------------
  3    SEC USE ONLY
 ------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

                N/A
 ------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  / /
 ------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
 ------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                                 -0-*
                   -----------------------------------------------------------
                      8     SHARED VOTING POWER
      NUMBER OF                   Not Applicable
      SHARES      -----------------------------------------------------------
   BENEFICIALLY       9     SOLE DISPOSITIVE POWER
     OWNEN BY
       EACH                    -0-*
    REPORTING     -----------------------------------------------------------
      PERSON         10    SHARED DISPOSITIVE POWER
       WITH                        Not Applicable
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-*
 ------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    / /
         SHARES
 ------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  -0-*
 ------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
 ------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

* This Amendment No. 1 is being filed to reflect the cancellation of options to purchase 141,327 shares of the Issuer's common stock held by Mr. Weingarten, in connection with a merger transaction decribed in Item 4.

ITEM 1. SECURITY AND ISSUER.

                                  Common Stock

                               Aries Ventures Inc.
                       3611 Valley Centre Drive, Suite 525
                               San Diego, CA 92130

ITEM 2. IDENTITY AND BACKGROUND.

(a) through (f).

This statement is being filed by Robert N. Weingarten, an individual. Mr. Weingarten is a citizen of the United States of America. Mr. Weingarten was an officer, and is currently a director, of the Issuer. Mr. Weingarten's principal place of business is 15760 Ventura Boulevard, Suite 1020, Encino, California 91436.

During the past five years, Mr. Weingarten has not been convicted in any criminal proceedings or been subject to any judgment, decree or final order enjoining any future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws in a civil proceeding of a judicial or administrative body.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                         N/A

ITEM 4. PURPOSE OF TRANSACTION.

Effective October 20, 2005, the Issuer, through its specially formed subsidiary, merged with Cardium Therapeutics, Inc. (the "Merger"). As a condition precedent to the closing of the Merger, Mr. Weingarten cancelled his in-the-money options to purchase 141,327 shares of common stock. Mr. Weingarten does not own any securities of the Issuer.

Except as otherwise described in this Item 4, Mr. Weingarten has not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to parts (a) through (j) of Item 4.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.
 (a) Not Applicable
 (b) Not Applicable
 (c) Not applicable.

(d) Not applicable.
(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 2.1 Agreement of Merger and Plan of Reorganization between the Issuer and Cardium Therapeutics, Inc. dated October 19, 2005 is incorporated herein by reference to the Issuer's Current Report on Form 8-K filed with the Commission on October 26, 2005 (Exhibit 2.1).

                                   SIGNATURES

After reasonable inquiry and to the best of my or its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.





Dated: November 10, 2005        /s/ Robert N.Weingarten
                                --------------------------
                                    Robert N. Weingarten

                                  End of Filing